QAYINARA ANIMATION, INC.
Capitalization Table

	Formation	
	Common Stock	**Series CF Preferred Stock**
Founders (Common)		
Colossal Studios LLC	95	-
Pat McCarthy	1	-
Jeff Chilcoat	1	-
Alice Manuel	1	-
Jason Moody	2	-
Talent Pool		
Investors (Preferred)		
Angel Acceleration Fund, LLC	-	-
Qayinara CF SPV, LLC (CF Investors)	-	-
Authorized Preferred Shares		
Authorized But Unissued Series Seed	-	-
Authorized But Unissued Series CF		
TOTAL	**100**	**-**

Total Authorized Common Stock:	12,000,000
Total Authorized Preferred Stock:	10,000,000
Total:	22,000,000

Fully Diluted	Fully Diluted %	Common Stock	Common Stock Unissued
95	95.00%	9,500,000	
1	1.00%	100,000	
1	1.00%	100,000	
1	1.00%	100,000	
2	2.00%	200,000	
			2,000,000
-		-	
-		-	
-			
100	**100.00%**	**10,000,000**	**2,000,000**

Current CAP TABLE as of 4/28/2025			
Series CF Preferred Stock	**Series Seed Stock**	**Preferred Shares Unissued**	**Fully Diluted**
-	-		9,500,000
-	-		100,000
-	-		100,000
-	-		100,000
-	-		200,000
			2,000,000
	2,500,000		2,500,000
555,739	-		555,739
-	-	2,500,000	2,500,000
		4,444,261	4,444,261
555,739	**2,500,000**	**6,944,261**	**22,000,000**

Fully Diluted %
43.18%
0.45%
0.45%
0.45%
0.91%
9.09%
11.36%
2.53%
11.36%
20.20%
100.00%